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                                                                  EXHIBIT 4.3

DESCRIPTION OF ACQUISITION RELATED EMPLOYEE STOCK BONUSES

  In connection with acquisitions, the employees of the acquired companies (each a "New Employee") became employees of USWeb Corporation and were granted stock options to purchase shares of the Company's Common Stock at the fair value of the Common Stock on the dates of grant. The options granted are exercisable for a maximum term of five years and vest ratably over a term of thirty-six months from the date of grant. In the event that the grantee's status as an employee of the Company terminates prior to the completion of the vesting period, the employee is entitled only to the vested portion of the options as of such date.

  Each optionee is also given the right to receive a stock bonus at the time an option is granted. The stock bonus vests at the same rate as the corresponding option and is equal in value to the aggregate exercise price of this option. The stock bonus is payable at the earlier of three years from the date of grant or upon termination of employment.

  Under the agreements, the stock bonuses vest over a thirty-six month period from the date of first employment by the Company and will be paid at the conclusion of the vesting period. However, to the extent that a New Employee's status as an employee is terminated, the New Employee will be entitled only to the vested portion of the stock bonus and such bonus shall become due and payable upon such New Employee's termination.